March 20, 2025

Xin Jin
Director and Chief Executive Officer
Antalpha Platform Holding Company
Suntec Tower 2, 9 Temasek Boulevard
#13-01/02/03, Singapore, 038989

       Re: Antalpha Platform Holding Company
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 5, 2025
           CIK No. 0002044255
Dear Xin Jin:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
General

1. We note your revised disclosure on page 88 in response to prior comment 1 that your subsidiaries in Hong Kong provide "operational support to [y]our business, including
       IT, administrative and finance support." With a view toward revised disclosure, please tell us in greater detail the nature of the IT, administrative and finance support that your Hong Kong subsidiaries provide to you and the materiality of their operations to your business in both quantitative and qualitative terms. Please note that we may have further comments.
 March 20, 2025
Page 2
2. We note your disclosure on pages 8, 91 and 121 that 77.4% of your loans outstanding as of December 31, 2024 were issued to borrowers located in Asia. Please tell us the percentage of loans outstanding to borrowers located in Hong Kong and China, respectively, as of such date.
Prospectus Summary
Overview, page 1

3. We note your disclosure in response to prior comment 2 that you initially built your relationship with Bitmain through your network of Bitcoin miners. With a view toward revised disclosure, please tell us whether Northstar was previously directly owned and/or operated by the CEO and founder of Bitmain.
Risk Factors
We deposit certain fund and crypto assets with licensed payment service provider..., page 44

4. We note your response to prior comment 5 that you are unable to disclose, other than
       Cobo, the identities of the licensed payment service providers and financial institutions at which you deposit certain funds and crypto assets you hold as collateral, because you do not have consent from the other licensed payment service providers and financial institutions to do so. Please supplementally confirm whether you have disclosed the identities of the material licensed payment service providers and other financial institutions at which you deposit funds and crypto assets in this regard, and revise your disclosure as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Financial Metrics
Total loans outstanding, page 89

5. Please tell us and enhance to disclose how loan repayments of $42.1 million and
       $587.6 million for years ended December 31, 2023 and 2024, respectively, reconcile to loans repaid by customers of $17.8 million and $605.5 million in USDT, respectively, as disclosed in your crypto asset activity schedule on page F-24, plus
       $0.4 million repaid in USDC in 2023 as disclosed in your supplemental schedule of non-cash investing and financing activities on page F-7 and $1.7 million repaid in cash in 2024 from your cash flow statement on page F-6.
Liquidity and Capital Resources
Cash Flows, page 103

6. We note your response to prior comment 11 and revised disclosures. It appears that for the periods presented, your operating cash uses were generally related to non-
       funding operating expenses and despite the 400%+ increase in total revenues, were overall in-line for the periods presented. Please enhance to disclose if you expect such cash operating expenses to remain constant and/or which expenses you expect may increase or decrease based on increases or decreases in total revenues and funding expenses.
 March 20, 2025
Page 3
Business
Commercial Framework Agreement, page 118

7. We note your revised disclosure in response to prior comment 15 and re-issue the comment in part. Please revise your disclosure to address whether, prior to the 2024
       Reorganization, the company was subject to the laws of Hong Kong and/or China and could continue to be liable for any actions taken during the time that it was a sister company to Northstar. Also, please disclose any material risks of noncompliance with the laws of Hong Kong and/or China with respect thereof, including those attendant to the company's indemnification obligations under the Commercial Framework Agreement.
Crypto Assets in Our Business, page 125

8. Please revise to identify the licensed cryptocurrency exchange with whom you have opened an account to exchange your crypto assets from time to time, as you reference on page 126 in response to prior comment 18, or advise us why such disclosure is not material.
Notes to Combined and Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Allowance for expected credit losses, page F-14

9. We note your response to prior comment 22 and your enhanced disclosures on page F-
       14 in which you indicate:
           that under hashrate loans you are financing the borrower   s mining
machine
           operating expenses each month in arrears;
           that both contractually and operationally, the Bitcoin generated from the mining
           machine adds to the customer   s collateral on a daily basis for the
duration of the
           loan(s) even when the LTV is under 100%; and that contractually you can suspend the issuance of new hashrate loans.
       Tell us and enhance your disclosures to clarify how you are able to ensure that if you suspend the issuance of new hashrate loans to finance operating expenses, you can be assured that the customer will be able to continue its mining hashrate without your funding in order to contribute Bitcoin on a daily basis to its collateral requirement.
10. In your disclosure you indicate that you would recognize credit losses for loans with a collateral shortfall where you do not reasonably expect the customer to replenish the shortfall. You also disclose that no portfolio had an LTV above 100% as of each balance sheet date. Please address the following:
           Given that crypto assets, including Bitcoin, have historically experienced significant price volatility, and given that Bitcoin represents a substantial portion of your current collateral position, tell us whether you have means under your loan agreements, other than the suspension of hashrate funding and accumulation of mined Bitcoin as collateral, to request additional collateral if, for instance the price of Bitcoin drops drastically and LTVs exceed 100%.
             o If so, revise your collateral maintenance disclosures to discuss your ability to request additional collateral.
 March 20, 2025
Page 4

            o If not, tell us how you meet the reasonable expectation threshold in ASC
                326-20-35-6 to utilize the collateral maintenance practical expedient for determining your allowance for expected credit losses.
             As any defaults are at the individual loan level, tell us why disclosure of no portfolio having an LTV above 100% at each balance sheet date is relevant. If true, revise your disclosure to indicate that no individual loans have an LTV above 100% at each balance sheet date consistent with your response to prior comment 24. In addition, separately tell us whether any individual loan had an
           LTV above 100% during any period presented in your financial statements. To the extent you had individual loans with an LTV above 100%, tell us:
             o The amounts of those loans;
             o The LTV of each loan;
             o Whether additional collateral was subsequently received causing the LTV to drop below 100%; and
             o Whether any losses were incurred on those loans.

Crypto assets collateral receivable from related party, page F-15

11. We note your disclosure on page 34 that the rehypothecation of customer Bitcoin to
       Northstar exposes you to significant counterparty risks, in part due to the legal treatment of rehypothecated Bitcoin. Please enhance to disclose how you monitor the credit quality and default risk of Northstar to ensure the recovery of collateral from
       Northstar.
Revenue recognition
Technology platform fee, page F-19

12. We note your response to prior comment 23 and revised related Bitcoin margin loan disclosures. We also note on page F-24, proceeds of amounts due to related party and repayment of amounts due to related party of $1.121 billion, which are comprised of
       Bitcoin, USDT and some ETH. Please address the following:
           Tell us and disclose the nature and/or underlying transactions to which these amounts relate (including related disclosures on pages F-7 and F-35). If for
           Bitcoin loans, explain why you reflect the receipt and repayment of Bitcoin of
           $615 million, if such loans are typically funded in USDT.
           Tell us and disclose to explain, if and how the collateral received back from
           Northstar upon the repayment of customer supply chain loans is then remitted to
           Northstar as collateral for Bitcoin margin loans based on the activity disclosed on page F-24.
           Tell us why the activity in these two lines increased from less than $10 million in
           2023 and from around $38 million for the nine months ended September 30, 2024 in your last submission to the around $1.121 billion amounts for the whole year of
           2024.
Note 17. Share-based compensation, page F-31

13.    Please address the following:
 March 20, 2025
Page 5

             Revise your disclosure to provide the weighted-average grant-date fair value of equity options granted during the periods presented. Refer to ASC 718-10-50-
           2(d)(1).
             Revise your disclosure to indicate the number of service-based and performance-
           based options granted that are included in the 10,183,000 options in your
           November 2024 grant. Refer to ASC 718-10-50-2(g).
             Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your November 2024 and subsequent option issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Note 21. Segment information, page F-36

14. We note from your policy disclosure on page F-22 that you early adopted ASU 2023-
       07. As a result, please revise your disclosure to provide the significant expense categories and amounts and the amount of other segment items for your single segment as required by ASC 280-10-50-26A and 50-26B.
Note 23. Restatement of Prior Period Financial Statements, page F-38

15. Your original draft registration statement included an audited Combined and
       Consolidated Statement of Cash Flows for the year ended December 31, 2023 which reported net cash provided by operating activities of $272 million, net cash used in investing activities of $62 million and net cash provided by financing activities of $19 million with an audit opinion date of December 20, 2024. Consistent with guidance in
       ASC 250-10-50-7(a), the effect of the restatement on the combined and consolidated statement of cash flows should start with amounts reflected in your originally submitted audited Combined and Consolidated Statement of Cash Flows for the
       year ended December 31, 2023. Please revise accordingly.
        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Lin at 202-551-3552 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Brian V. Breheny, Esq.